U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           Notification of Late Filing


(Check One)

    [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR

                         For Period Ended: June 30, 2000


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A

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PART I - REGISTRANT INFORMATION
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                            Beverly Hills Ltd., Inc.
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               (Exact Name of Registrant as Specified in Charter)

                       16 N. Ft. Harrison, Clearwater, FL
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                     (Address of Principal Executive Office)

                                      33755
                                      -----
                                   (Zip Code)
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report, semi-annual   report; transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, Form 10-QSB or N-SAR or portion thereof, could not be filed within the prescribed period.

         The Company was unable to complete the required information and finalize the necessary documentation in order to complete the filing within the prescribed time period without unreasonable effort or expense as a result of difficulty in timely obtaining financial information from foreign subsidiaries.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

          HERBERT H. SOMMER, ESQ.                516               228-8181
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         (Name)                              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                 [X] Yes                          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [X] Yes                          [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Prior to the acquisition reported in a Report on Form 8-K, the Company had no material assets or operations.


         Beverly Hills Ltd., Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 14, 2000          BEVERLY HILLS LTD., INC.



                                 By: /s/ Leon F. Willis
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                                     Leon F. Willis, CFO




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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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